

June 4, 2014

Via E-mail
Samuel L. Neese
Executive Vice President and Chief Executive Officer
Highlands Bankshares, Inc.
340 West Main Street
Abingdon, Virginia 24210

Re:    **Highlands Bankshares Inc.**
**Amendment No. 1 to Registration Statement on Form S-1**
**Filed May 23, 2014**
**File No. 333-195355**

Dear Mr. Neese:

We have limited our review of your registration statement to those issues we have addressed in our comments. Please respond to this letter by amending your registration statement and providing the requested information. After reviewing any amendment to your registration statement we may have additional comments.

Prior Comment 6
Private Placement, page 7

1. We restate the comment to quantify the share ownership of the purchasers in the private placement, other than directors and officers. Quantify the percentage of outstanding common stock represented by the 2,673,249 shares and by the 2,048,179 convertible preferred shares. State here the 24.9% ownership percentage of the 4% purchasers who will have the right post-offering to maintain their proportionate ownership.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

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- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Jessica Livingston, Senior Counsel, at 202-551-3448 or me at 202-551-3491 with any questions.

Sincerely,

/s/ Todd K. Schiffman

Todd K. Schiffman
Assistant Director